United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale clarifies on the election of members to the Board of Directors

Rio de Janeiro, September 6, 2017 - Vale S.A. (“Vale” or “Company”) informs its shareholders and the market that certain shareholders have contacted the Company with respect to the procedures applicable to the election of members to its Board of Directors, pursuant to Law No. 6.404/76 (“Corporate Law”) and hereby clarifies these issues.

1.         Nomination of candidates to members of the Board of Directors.

As disclosed in the Notice to the Market dated August 24, 2017, the Company intends to call an Extraordinary Shareholders Meeting, to be held on October 18, 2017, for the election of effective and alternate members to the Board of Directors (“Meeting”).

Any shareholder may nominate to the election up to two candidates to effective members and their relevant alternate members, although in order for such candidates to be included in the remote voting bulletin of the Meeting the shareholders shall observe the deadlines and requirements provided by CVM Rule No. 481/09. As a result, up to 35 days in advance to the expected date of the Meeting, that is, until September 13, 2017, holders of at least 0.5% of the total number of common shares or preferred shares of the Company may request the inclusion of candidates in the remote voting bulletin. Shareholders who exercise such right must inform if their nomination relates to the majority election or to a potential separate election, subject to the requirements provided in the Corporate Law.

Candidates nominated after the deadline provided above will not be included in the remote voting bulletin and, in accordance with CVM recommendations, the Company will grant publicity to such nominations by releasing a Notice to Shareholders.

The Company was informed by the parties of the shareholders’ agreement signed on August 14, 2017 that they do not intend to nominate any candidate to the vacant seats of the Board of Directors.

2.         Majority election proceeding.

Candidates nominated to the seats of effective and alternate members of the Board of Directors will be voted in a majority election process in which only holders of common shares of the Company will be entitled to vote, according to Vale’s By-laws. The two candidates that receive the higher number of votes in the Meeting will be elected to the Board of Directors, together with their alternate members, provided that, in case of a separate voting process as described in item 3 below, only one effective member and its relevant alternate member will be elected through the majority voting.

3.         Separate election proceeding by non-controlling holders of common and preferred shares.

Corporate Law grants the right to elect one effective member and one alternate member to the Board, in a separate voting, to non-controlling holders of (i) common shares representing at least 15% of the voting capital, and (ii) preferred shares without, or with limitations to, the right to vote representing at least 10% of the share capital. Given that as a result of the voluntary conversion of preferred shares into common shares completed on August 11, 2017 (“Voluntary Conversion”), preferred shares that remained outstanding represent less than 6% of the share capital of Vale, such shareholders will not have the right to elect alone one member in a separate voting under the rule of the Corporate Law.

However, if neither the holders of common shares nor the holders of preferred shares reach the percentages mentioned above, these shareholders will have the right to aggregate their shares in order to elect one member in a separate voting under article 141, §5º of the Corporate Law.

The right to elect a member in a separate voting will be granted only to shareholders who prove their holdings continuously for 3 consecutive months, provided that the Company will consider for such purposes that common shares resulting from the Voluntary Conversion are shares held continuously by their holders.

If shareholders elect one member to the Board of Directors in a separate voting, they will not be able to participate in the majority voting for the remaining seat with the shares that they have used in the separate voting process, in order to avoid such shares voting twice. In addition, shares that are used in the majority voting process may not be used in the separate election proceeding.

4.         Other information on the election.

Other information regarding the nomination and election of members to the Board of Directors will be included in the remote voting bulletin, in the call notice and in the Shareholders Participation Manual for the Meeting, which will be released at the time the Meeting is called and which will be available to shareholders of the Company in its Investors Relations website (www.vale.com/investors), in the Brazilian Securities Commission website (www.cvm.gov.br) according to CVM Rule No. 481/09, and in B3’s website (http://www.b3.com.br/).

For further information, contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: September 06, 2017		Director of Investor Relations